Exhibit 99.1

NEWS RELEASE

CN Announces New Normal Course Issuer Bid
for Share Repurchase and 3% Dividend Increase

MONTREAL, January 30, 2026 — CN (TSX: CNR) (NYSE: CNI) announced today that its Board of Directors has approved a 3% increase in the 2026 dividend on the Company's outstanding common shares as well as the repurchase of its shares under a new normal course issuer bid (Bid).

“These actions reflect CN’s strong cash flow and our disciplined approach to managing capital. We are investing in the business, returning capital to shareholders and maintaining a strong balance sheet to support long-term performance.”

–	Ghislain Houle, Executive Vice-President and Chief Financial Officer, CN

The Bid permits CN to purchase, for cancellation, over a 12-month period up to 24 million common shares, representing 3.9% of the 613,523,348 common shares issued and outstanding of the Company on January 22, 2026. On that date, 613,155,320 common shares not held by insiders were issued and outstanding.

The Bid will be conducted between February 4, 2026, and February 3, 2027, through a combination of discretionary transactions and automatic repurchase plans at market prices prevailing at the time of purchase, through the facilities of the Toronto and New York stock exchanges, or alternative trading systems in Canada and in the United States, if eligible, and will conform to their regulations. Purchases may also be conducted using derivative-based programs, accelerated share repurchase transactions, or other methods of acquiring shares, subject to any required regulatory and stock exchange approvals and on such terms and at such times as shall be permitted by applicable laws.

The decisions regarding the timing and size of future purchases of common shares under the Bid are subject to management’s discretion and are based on a variety of factors, including market conditions. The new Bid was approved by the Toronto Stock Exchange (TSX) on January 29, 2026. TSX rules permit CN to purchase daily, through TSX facilities, a maximum of 395,423 common shares under the Bid.

CN believes that the repurchase of its shares represents an appropriate and beneficial use of the Company's funds.

CN's current normal course issuer bid, announced in January 2025 for the purchase of up to 20 million common shares, expires on February 3, 2026. As at the close of trading on January 22, 2026, CN had repurchased 15,250,222 common shares at a weighted-average price of C$134.44 per share, excluding brokerage fees, returning C$2,050 million to its shareholders. Purchases were made through the facilities of the TSX and alternative trading systems.

CN's Board of Directors also approved a first-quarter 2026 dividend on the Company's outstanding common shares. A quarterly dividend of ninety-one and a half cents (C$0.9150) per common share will be paid on March 31, 2026, to shareholders of record at the close of business on March 10, 2026.

CN Forward-Looking Statements

Certain statements included in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws, including statements based on management’s assessment and assumptions and publicly available information with respect to CN. By their nature, forward-looking statements involve risks, uncertainties and assumptions. CN cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as "believes," "expects," "anticipates," "assumes," "outlook," "plans," "targets," "goals," or other similar words. Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

About CN

CN powers the economy by safely transporting more than 300 million tons of natural resources, manufactured products, and finished goods throughout North America every year for its customers. With its nearly 20,000-mile rail network and related transportation services, CN connects Canada’s Eastern and Western coasts with the U.S. Midwest and the U.S. Gulf Coast, contributing to sustainable trade and the prosperity of the communities in which it operates since 1919.

Contacts:

Media	Investment Community
Ashley Michnowski	Stacy Alderson
Senior Manager	Assistant Vice-President
Media Relations	Investor Relations
(438) 596-4329	(514) 399-0052
media@cn.ca	investor.relations@cn.ca